SECRETARIAT GENERAL

no matching criteria 82-5028

SUEZ

02 ... 12 ...

Suez Lyonnaise des Eaux

SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Room 3094 (3 - 6)
450 Fifth Street
WASHINGTON, D - C 20549
(U.S.A.)

16, rue de la Ville l'Evêque - 75383 Paris Cedex 08 - France
tél. 33 (0) 1 40 06 64 00 - fax 33 (0) 1 40 06 66 44
www.suez.com

Paris, March 13, 2002

02015902

SUPPL

Dear Sir,

Would you please find here enclosed the notice (in french) to be published in the french BALO "Bulletin d'Annonces Légales Obligatoires", on Friday, March 15, 2002 relating to the Shareholders General Meeting of Suez which will take place on April 26, 2002.

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Yours faithfully.

P. Billioud

P. BILLIOUD

Ph. CAPRON

5/9

Secrétariat Général
PhC/PF – 11 mars 2002

SUEZ

Société Anonyme au capital de 2.052.561.930 euros
Siège social : 16, rue de la Ville l'Evêque - 78008 PARIS
R.C.S. PARIS 542 062 559

AVIS DE REUNION

Mesdames et Messieurs les actionnaires de la société SUEZ sont informés qu'ils seront prochainement convoqués en ASSEMBLEE GENERALE MIXTE, le 16 avril 2002, à 10 heures, au siège de la Société et, à défaut de quorum, au Grand Auditorium du Palais des Congrès, 2, place de la Porte-Maillot, 75017 Paris, le vendredi 26 avril 2002, à 14 heures 30, en vue de délibérer sur l'ordre du jour suivant :

- Rapport du Conseil d'Administration
- Rapports des Commissaires aux Comptes
- Rapport de l'Expert Indépendant
- Approbation des opérations et des comptes annuels de l'exercice 2001
- Affectation du résultat et fixation du montant du dividende
- Vote sur le rapport spécial des Commissaires aux Comptes
- Approbation des comptes consolidés de l'exercice 2001
- Nomination d'un Administrateur
- Fixation du montant des jetons de présence
- Autorisation à donner au Conseil d'Administration d'opérer sur les actions de la société
- Mise en harmonie des statuts avec la loi n° 2001-420 du 15 mai 2001 relative aux nouvelles régulations économiques
- Autorisation à donner au Conseil d'Administration de procéder à l'augmentation du capital social, soit par émission, avec maintien du droit préférentiel de souscription, d'actions, de bons et/ou de valeurs mobilières donnant accès, immédiatement ou à terme, à des actions de la société, soit par incorporation de primes, réserves, bénéfices ou autres

- Autorisation à donner au Conseil d'Administration de procéder à l'augmentation du capital social par émission, avec suppression du droit préférentiel de souscription, d'actions, de bons et/ou de valeurs mobilières donnant accès, immédiatement ou à terme, à des actions de la société, y compris à l'effet de rémunérer des titres qui seraient apportés dans le cadre d'une offre publique d'échange

- Autorisation à donner au Conseil d'Administration de réduire le capital social par annulation d'actions

- Autorisation à donner au Conseil d'Administration d'augmenter le capital social en faveur des salariés adhérents à un Plan d'Epargne du Groupe Suez

- Autorisation à donner au Conseil d'Administration d'augmenter le capital social en faveur des salariés adhérents à un Plan d'Epargne de Groupe Etats-Unis

- Autorisation à donner au Conseil d'Administration d'augmenter le capital social, avec suppression du droit préférentiel de souscription, en faveur de la société Spring Multiple 2002 SCA

- Approbation du Plan d'Epargne de Groupe permettant aux salariés des sociétés américaines de participer aux augmentations de capital réservées aux salariés adhérents du Plan d'Epargne de Groupe Etats-Unis

- Pouvoirs pour les formalités

PROJET DE RESOLUTIONS

A. RESOLUTIONS RELEVANT DE LA PARTIE ORDINAIRE DE L'ASSEMBLEE

<u>Première Résolution</u> - Approbation des opérations et des comptes annuels de l'exercice 2001

L'Assemblée Générale, statuant en la forme ordinaire, après avoir pris connaissance du rapport de gestion du Conseil d'Administration et du rapport général des Commissaires aux Comptes sur les comptes annuels, approuve les opérations de l'exercice 2001 ainsi que les comptes annuels au 31 décembre 2001, tels qu'ils lui sont présentés.

<u>Deuxième Résolution</u> - Affectation du résultat et fixation du montant du dividende

L'Assemblée Générale, statuant en la forme ordinaire et constatant que le bénéfice net de l'exercice s'élève à 2.283.303.843,05 euros et le report à nouveau à 244.056.768,40 euros, approuve l'affectation de ces sommes, représentant au total 2.527.360.611,45 euros, telle qu'elle est proposée par le Conseil d'Administration, à savoir :

	euros
- Réserve spéciale des plus-values à long terme	7.211.916,00
- Dividende statutaire de 5 % du nominal sur 1.021.397.759 actions entièrement libérées	102.139.775,90
- Dividende complémentaire sur les 1.026.280.965 actions existantes	626.031.388,65
- Précompte mobilier	304.085.582,28
- Report à nouveau	1.487.891.948,62
	2.527.360.611,45

L'Assemblée fixe, en conséquence, le dividende net pour l'exercice 2001 à 0,71 euro par action entièrement libérée, auquel s'ajoute un avoir fiscal de 0,355 euro, donnant un revenu global par action de 1,065 euro.

Pour les actions entièrement libérées, le dividende net de 0,71 euro par action comprend un dividende statutaire de 0,10 euro et un dividende complémentaire de 0,61 euro.

Pour les 4.883.206 actions non libérées, n'ayant droit qu'au dividende complémentaire de 0,61 euro et à un avoir fiscal de 0,305 euro, le revenu global est de 0,915 euro.

Ces dividendes seront mis en paiement le 2 mai 2002, date du détachement.

Il est précisé qu'au cas où, lors de la mise en paiement de ces dividendes, la société détiendrait certaines de ses propres actions, les sommes correspondant aux dividendes non versés à hauteur de ces actions seraient affectées au report à nouveau.

L'Assemblée prend acte, conformément à la loi, des sommes réparties au titre des trois exercices précédents :

Exercice	Nombre d'actions rémunérées	Sommes réparties	Dividende net	Avoir fiscal	Revenu global
1998	725.841.950	euros 392,0 millions	0,54	0,27	0,81
1999	956.735.160	euros 574,0 millions	0,60	0,30	0,90
2000	981.374.850 actions entièrement libérées	euros 647,7 millions	0,66	0,33	0,99
	5.011.830 actions non libérées	euros 2,8 millions	0,56	0,28	0,84

<u>Troisième Résolution</u> - Rapport Spécial des Commissaires aux Comptes

L'Assemblée Générale, statuant en la forme ordinaire, après avoir pris connaissance du rapport spécial des Commissaires aux Comptes sur les conventions réglementées visées aux articles L 225-38 et L 225-86 du code de commerce, approuve les opérations conclues ou exécutées au cours de l'exercice.

<u>Quatrième Résolution</u> - Approbation des comptes consolidés de l'exercice 2001

L'Assemblée Générale, statuant en la forme ordinaire, après avoir pris connaissance du rapport de gestion du Conseil d'Administration et du rapport général des Commissaires aux Comptes sur les comptes consolidés, approuve les comptes consolidés au 31 décembre 2001, tels qu'ils lui sont présentés.

<u>Cinquième Résolution</u> – Nomination d'un Administrateur

L'Assemblée Générale, statuant en la forme ordinaire, après avoir pris connaissance du rapport du Conseil d'Administration, nomme Administrateur, avec effet à l'issue de la présente Assemblée et pour une durée de quatre ans, M. Jean-Jacques SALANE.

Le mandat de M. Jean-Jacques SALANE prendra fin à l'issue de l'Assemblée Générale Ordinaire qui statuera sur les comptes de l'exercice 2005.

<u>Sixième Résolution</u> - Fixation du montant des jetons de présence

L'Assemblée Générale, statuant en la forme ordinaire, après avoir pris connaissance du rapport du Conseil d'Administration, fixe à EUR 800.000 le montant global des jetons de présence alloués annuellement au Conseil d'Administration pour l'exercice en cours et pour chacun des exercices suivants jusqu'à l'intervention d'une nouvelle décision.

<u>Septième Résolution</u> - Autorisation à donner au Conseil d'Administration d'opérer sur les actions de la société

L'Assemblée Générale, statuant en la forme ordinaire, après avoir pris connaissance du rapport du Conseil d'Administration et de la note d'information visée par la Commission des Opérations de Bourse, autorise le Conseil d'Administration à acquérir des actions de la société, dans les conditions prévues par l'article L 225-209 du code de commerce, en vue :

- de leur annulation ultérieure dans le cadre d'une réduction de capital qui serait décidée ou autorisée par l'Assemblée Générale Extraordinaire,

- de leur conservation et, le cas échéant, leur transfert, leur cession ou leur échange dans le cadre d'opérations financières, ou d'une gestion patrimoniale et financière du capital et des fonds propres, étant précisé que le Conseil d'Administration pourra également acheter et vendre des actions de la société en fonction des situations de marchés,

- de leur attribution ou de leur cession à des salariés ou anciens salariés du Groupe, ou de la mise en œuvre de plans d'options d'achat d'actions,

- de la régularisation du cours de bourse de l'action de la société,

et selon les modalités suivantes :

- le nombre maximum d'actions acquises ne pourra excéder 10 % du capital social au jour de la présente décision et le montant cumulé des acquisitions net de frais ne pourra excéder la somme de 5 milliards d'euros,

- le prix maximum d'achat ne devra pas excéder 50 euros et le prix minimum de vente ne devra pas être inférieur à 32 euros. Toutefois, dans le cas où il serait fait usage des facultés offertes par le troisième alinéa de l'article L 225-209 précité, les règles relatives au prix de vente seront celles fixées par les dispositions légales en vigueur.

L'achat des actions ainsi que leur vente ou transfert pourront être réalisés par tous moyens, sur le marché boursier ou de gré à gré. Ces moyens incluent l'utilisation de tout instrument financier dérivé, négocié sur un marché réglementé ou de gré à gré et la mise en place d'opérations optionnelles telles que des achats et ventes d'options d'achat ou de vente. Ces opérations pourront être effectuées à tout moment, y compris en période d'offre publique.

En cas d'augmentation de capital par incorporation de réserves et attribution d'actions gratuites, ainsi qu'en cas, soit d'une division, soit d'un regroupement des titres, les prix indiqués ci-dessus seront ajustés arithmétiquement dans la proportion requise par la variation du nombre total d'actions déterminée par l'opération.

La présente autorisation prend effet à l'issue de la présente Assemblée et est donnée pour une durée de dix-huit mois à compter de ce jour ; elle annule et remplace celle donnée par l'Assemblée Générale Mixte du 4 mai 2001 dans sa vingt-huitième résolution.

L'Assemblée Générale donne tous pouvoirs au Conseil d'Administration, avec faculté de délégation, pour mettre en œuvre la présente autorisation, conclure tous accords, effectuer toutes formalités et déclarations auprès de tous organismes et généralement faire tout ce qui est nécessaire.

B. RESOLUTIONS RELEVANT DE LA PARTIE EXTRAORDINAIRE DE L'ASSEMBLEE

Huitième Résolution - **Modification des statuts à l'effet de les mettre en harmonie avec la loi n° 2001-420 du 15 mai 2001 relative aux nouvelles régulations économiques**

L'Assemblée Générale, statuant en la forme extraordinaire, après avoir pris connaissance du rapport du Conseil d'Administration :

- décide de mettre les statuts de la société en harmonie avec la loi n° 2001-420 du 15 mai 2001 relative aux nouvelles régulations économiques,
- décide, en conséquence, de modifier les articles 12, 13, 14, 15, 18, 19 et 24 des statuts actuellement en vigueur comme suit :

Article 12 – Président du Conseil d'Administration

Cet article est complété par un alinéa ainsi rédigé :

« Le Président du Conseil d'Administration représente le Conseil d'Administration. Il organise et dirige les travaux de celui-ci, dont il rend compte à l'Assemblée Générale. Il veille au bon fonctionnement des organes de la société et s'assure, en particulier, que les Administrateurs sont en mesure de remplir leur mission ».

Article 13 – Délibérations du Conseil d'Administration

Le premier alinéa de cet article est complété par la rédaction suivante :

«Lorsqu'il ne s'est pas réuni depuis plus de deux mois, le tiers au moins des membres du Conseil d'Administration peut demander au Président de convoquer celui-ci sur un ordre du jour déterminé. Le Directeur Général peut également demander au Président de convoquer le Conseil d'Administration sur un ordre du jour déterminé ».

Article 14 – Procès-verbaux

Au deuxième alinéa de cet article, les mots « soit par un Directeur Général » sont remplacés par les mots *« soit par le Directeur Général, soit par un Directeur Général Délégué ».*

Article 15 – Pouvoirs du Conseil d'Administration

L'alinéa unique de cet article est remplacé par la rédaction suivante :

« Le Conseil d'Administration détermine les orientations de l'activité de la société et veille à leur mise en œuvre. Sous réserve des pouvoirs expressément attribués aux Assemblées d'actionnaires et dans la limite de l'objet social, il se saisit de toute question intéressant la bonne marche de la société et règle par ses délibérations les affaires qui la concernent.

Le Conseil d'Administration procède aux contrôles et vérifications qu'il juge opportuns. Chaque Administrateur reçoit toutes les informations nécessaires à l'accomplissement de sa mission et peut se faire communiquer tous les documents qu'il estime utiles ».

Article 18 – Président

Le titre et le texte de cet article sont remplacés par la rédaction suivante :

« Article 18 – Direction Générale

La Direction Générale de la société est assumée, sous sa responsabilité, soit par le Président du Conseil d'Administration, soit par une autre personne physique nommée par le Conseil d'Administration et portant le titre de Directeur Général. Les décisions du Conseil d'Administration relative au choix entre les deux modalités d'exercice de la Direction Générale sont prises conformément aux présents Statuts.

Les actionnaires et les tiers sont informés de ce choix dans les conditions fixées par décret en Conseil d'Etat.

Le Directeur Général est investi des pouvoirs les plus étendus pour agir en toute circonstance, au nom de la société. Il exerce ses pouvoirs dans la limite de l'objet social et sous réserve de ceux que la loi attribue expressément aux Assemblées d'actionnaires et au Conseil d'Administration.

Quelle que soit la durée pour laquelle elles ont été conférées, les fonctions de Directeur Général prennent fin au plus tard à l'issue de la réunion de l'Assemblée Générale Ordinaire des actionnaires ayant statué sur les comptes de l'exercice écoulé et tenue dans l'année au cours de laquelle le Directeur Général atteint l'âge de soixante-cinq ans. Toutefois, le Conseil d'Administration pourra décider de prolonger lesdites fonctions, en une ou plusieurs fois, pour une durée totale qui ne pourra dépasser trois années.

Lorsque le Directeur Général est Administrateur, la durée de ses fonctions ne peut excéder celle de son mandat d'Administrateur.

Lorsque la Direction Générale de la société est assumée par le Président du Conseil d'Administration, les dispositions des statuts et de la loi relatives au Directeur Général lui sont applicables ».

Article 19 – Directeurs Généraux

Le titre et le texte de cet article sont remplacés par la rédaction suivante :

« Article 19 - Directeurs Généraux Délégués

Sur proposition du Directeur Général, le Conseil d'Administration peut nommer une ou plusieurs personnes physiques chargées d'assister le Directeur Général avec le titre de Directeur Général Délégué. Le nombre maximum de Directeurs Généraux Délégués est fixé à cinq.

Lorsqu'un Directeur Général Délégué est Administrateur, la durée de ses fonctions ne peut excéder celle de son mandat.

Quelle que soit la durée pour laquelle elles ont été conférées, les fonctions de Directeur Général Délégué prennent fin au plus tard à l'issue de la réunion de l'Assemblée Générale Ordinaire des actionnaires ayant statué sur les comptes de l'exercice écoulé et tenue dans l'année au cours de laquelle le Directeur Général Délégué atteint l'âge de soixante-cinq ans. Toutefois, le Conseil d'Administration pourra, sur la proposition du Directeur Général, décider de prolonger lesdites fonctions, en une ou plusieurs fois, pour une durée totale qui ne pourra dépasser trois années.

En accord avec le Directeur Général, le Conseil d'Administration détermine l'étendue et la durée des pouvoirs conférés aux Directeurs Généraux Délégués qui à l'égard des tiers disposent toutefois des mêmes pouvoirs que le Directeur Général ».

Article 24 – Droit de vote

Le dernier alinéa est remplacé par un nouvel alinéa ainsi rédigé :

« Tout actionnaire peut voter par correspondance dans les conditions et selon les modalités fixées par les dispositions légales et réglementaires en vigueur. Les actionnaires peuvent, dans les conditions fixées par les lois et règlements, adresser leur formule de procuration et de vote par correspondance soit sous forme papier, soit, sur décision du Conseil d'Administration publiée dans l'avis de réunion et l'avis de convocation, par télétransmission. »

Pour la mise en œuvre des dispositions de l'alinéa premier de l'article 18 des statuts, tel que modifié par la présente résolution, l'Assemblée Générale décide que le Conseil d'Administration choisira, pour la première fois entre les deux modalités d'exercice de la Direction Générale lors de sa première réunion après la présente Assemblée.

Neuvième Résolution - Autorisation à donner au Conseil d'Administration de procéder à l'augmentation du capital social, soit par émission, avec maintien du droit préférentiel de souscription, d'actions, de bons et/ou de valeurs mobilières donnant accès, immédiatement ou à terme, à des actions de la société, soit par incorporation de primes, réserves, bénéfices ou autres

L'Assemblée Générale, statuant en la forme extraordinaire, après avoir pris connaissance du rapport du Conseil d'Administration et du rapport spécial des Commissaires aux Comptes et conformément aux dispositions du code de commerce et notamment de son article L 225-129 :

1. Annule les autorisations conférées par l'Assemblée Générale Mixte des actionnaires réunie le 5 mai 2000 à l'effet de procéder à l'augmentation du capital social, d'une part par émission, avec maintien du droit préférentiel de souscription, d'actions, de bons et/ou de valeurs mobilières donnant accès, immédiatement ou à terme, à des actions de la société, d'autre part par incorporation de primes, réserves, bénéfices ou autres.

2. Délègue au Conseil d'Administration les pouvoirs nécessaires à l'effet de procéder à l'augmentation du capital social, en une ou plusieurs fois, dans la proportion et aux époques qu'il appréciera :

   a. par émission, en euros ou en monnaies étrangères, ou en toute autre unité de compte établie par référence à un ensemble de monnaies, d'actions, de bons et/ou de valeurs mobilières donnant accès, immédiatement ou à terme, à tout moment ou à date fixe, à des actions de la société par souscription, conversion, échange, remboursement, présentation d'un bon ou de toute autre manière,

b. et/ou par incorporation au capital de primes, réserves, bénéfices ou autres dont la capitalisation sera légalement et statutairement possible et sous forme d'attribution d'actions gratuites ou d'élévation de la valeur nominale des actions existantes.

3. Fixe à vingt-six mois à compter de la présente Assemblée Générale la durée de validité de la présente délégation.

4. Décide de fixer ainsi qu'il suit les limites des montants des émissions autorisées en cas d'usage par le Conseil d'Administration de la présente délégation de pouvoirs :

- en cas d'augmentation de capital réalisée dans le cadre des émissions visées au "2.a." ci-dessus :

    a. le montant nominal maximal des actions qui pourront être ainsi émises, que ce soit directement ou sur présentation de titres représentatifs ou non de créances, ne pourra dépasser le plafond de 700 millions d'euros ou la contre-valeur de ce montant, auquel s'ajoutera la valeur nominale globale des actions à émettre éventuellement pour préserver les droits des titulaires de ces titres conformément à la loi ; étant précisé que sur ce montant s'imputera le montant nominal des actions émises, directement ou non, en vertu de la dixième résolution de la présente Assemblée,

    b. le montant nominal maximal des valeurs mobilières représentatives de créances sur la société susvisées pouvant être ainsi émis ne pourra dépasser le plafond de 5 milliards d'euros ou la contre-valeur de ce montant ; étant précisé que sur ce montant s'imputera le montant nominal des titres de créances qui seront émis en vertu de la dixième résolution de la présente Assemblée ;

- en cas d'incorporation de primes, réserves, bénéfices ou autres : le montant nominal maximal d'augmentation de capital qui pourra être ainsi réalisé, ne pourra dépasser le montant global des sommes pouvant être incorporées ; étant précisé que le montant de ces augmentations de capital s'ajoutera au montant du plafond fixé au "4.a." ci-dessus.

5. En cas d'usage par le Conseil d'Administration de la présente délégation de pouvoirs, dans le cadre des émissions visées au "2.a." ci-dessus :

- décide que la ou les émissions seront réservées par préférence aux actionnaires qui pourront souscrire à titre irréductible ;

- confère néanmoins au Conseil d'Administration la faculté d'accorder aux actionnaires le droit de souscrire à titre réductible un nombre de valeurs mobilières supérieur à celui qu'ils pourraient souscrire à titre irréductible, proportionnellement aux droits de souscription dont ils disposent et, en tout état de cause, dans la limite de leur demande ;

- décide que si les souscriptions à titre irréductible et, le cas échéant, à titre réductible, n'ont pas absorbé la totalité de l'émission, le Conseil d'Administration pourra utiliser, dans les conditions prévues par la loi et dans l'ordre qu'il déterminera, l'une et/ou l'autre des facultés ci-après :

    ◊ limiter l'augmentation de capital au montant des souscriptions sous la condition que celui-ci atteigne les trois-quarts au moins de l'augmentation décidée,

    ◊ répartir librement tout ou partie des titres émis non souscrits,

    ◊ offrir au public tout ou partie des titres émis non souscrits, sur le marché français et/ou international ;

- décide que toute émission de bons de souscription d'actions de la société susceptible d'être réalisée, pourra avoir lieu soit par offre de souscription dans les conditions prévues ci-dessus, soit par attribution gratuite aux propriétaires des actions anciennes ; en cas d'attribution gratuite de bons, le Conseil d'Administration aura la faculté de décider que les droits d'attribution formant rompus ne seront pas négociables et que les bons correspondants seront vendus, les sommes provenant de la vente étant allouées aux titulaires de droits au plus tard dans les 30 jours après la date d'inscription à leur compte du nombre entier de bons attribués ;

- prend acte que cette délégation emporte au profit des porteurs de valeurs mobilières autres que les bons autonomes de souscription d'actions et les obligations convertibles en actions, renonciation des actionnaires à leur droit préférentiel de souscription aux titres auxquels ces valeurs mobilières donnent droit ; décide, en cas d'émission de bons autonomes de souscription d'actions ou d'obligations convertibles en actions, de supprimer, en faveur de leurs porteurs, le droit préférentiel de souscription des actionnaires sur les titres auxquels ces valeurs mobilières donnent droit ;

- décide que le montant de la somme revenant ou pouvant ultérieurement revenir à la société pour chacune des actions émises dans le cadre de la présente délégation sera au moins égal à 70 % de la moyenne des premiers cours cotés de l'action sur la Bourse de Paris pendant 10 jours de bourse consécutifs choisis parmi les 20 derniers jours de bourse précédant le début de l'émission des actions et/ou des titres qui y donnent droit après, le cas échéant, correction de cette moyenne en cas de différence entre les dates de jouissance, étant précisé qu'en cas d'émission par voie de souscription de bons autonomes de souscription d'actions de la société, la somme reçue par la société lors de la souscription des bons sera prise en compte dans ce calcul.

6. Décide que le Conseil d'Administration aura tous pouvoirs, pour mettre en oeuvre, dans les conditions fixées par la loi, la présente délégation, à l'effet notamment de :

- arrêter les conditions de l'augmentation de capital et/ou de l'émission ;

- en ce qui concerne toute émission réalisée dans le cadre de la délégation visée au "2.a." ci-dessus :

  ◊ décider le montant à émettre, le prix d'émission ainsi que le montant de la prime qui pourra, le cas échéant, être demandée à l'émission,

  ◊ déterminer les dates et modalités d'émission, la nature et la forme des titres à créer, qui pourront notamment revêtir la forme de titres subordonnés ou non, à durée déterminée ou non, fixer le taux d'intérêt des titres d'emprunt, leur mode de remboursement y compris par voie d'échange ou de dation en paiement de tous biens ou valeurs, leur prix de remboursement fixe ou variable avec ou sans prime,

  ◊ déterminer le mode de libération des actions et/ou titres émis,

  ◊ fixer, s'il y a lieu, les modalités d'exercice des droits attachés aux titres émis ou à émettre et, notamment, arrêter la date, même rétroactive, à compter de laquelle les actions nouvelles porteront jouissance, ainsi que toutes autres conditions et modalités de réalisation de l'émission,

  ◊ fixer les modalités, le cas échéant, de rachat ou d'échange des titres émis ou à émettre,

  ◊ prévoir la faculté de suspendre éventuellement l'exercice des droits attachés à ces titres pendant un délai maximum de trois mois,

- ◊ fixer les modalités suivant lesquelles sera assurée, le cas échéant, la préservation des droits des titulaires des valeurs mobilières donnant à terme accès à des actions de la société et ce, conformément aux dispositions légales et réglementaires,

- ◊ à sa seule initiative, imputer les frais des augmentations de capital social sur le montant des primes qui y sont afférentes et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation ;

- en ce qui concerne toute incorporation au capital de primes, réserves, bénéfices ou autres :

  - ◊ fixer le montant et la nature des sommes à incorporer au capital, fixer le nombre d'actions nouvelles à émettre ou le montant dont le nominal des actions existantes composant le capital social sera augmenté, arrêter la date, même rétroactive, à compter de laquelle les actions nouvelles porteront jouissance ou celle à laquelle l'élévation du nominal portera effet,

  - ◊ décider, le cas échéant, par dérogation aux dispositions de l'article L 225-149 du code de commerce, que les droits formant rompus ne seront pas négociables et que les actions correspondantes seront vendues, les sommes provenant de la vente étant allouées aux titulaires des droits au plus tard 30 jours après la date d'inscription à leur compte du nombre entier d'actions attribuées ;

- d'une manière générale, passer toute convention, notamment pour parvenir à la bonne fin de l'émission envisagée, prendre toutes mesures et effectuer toutes formalités utiles à l'émission et au service financier des titres émis en vertu de la présente délégation ainsi qu'à l'exercice des droits qui y sont attachés, constater la ou les augmentations de capital réalisées par l'usage de la présente délégation et modifier corrélativement les statuts.

Dixième Résolution - **Autorisation à donner au Conseil d'Administration de procéder à l'augmentation du capital social par émission, avec suppression du droit préférentiel de souscription, d'actions, de bons et/ou de valeurs mobilières donnant accès, immédiatement ou à terme, à des actions de la société, y compris à l'effet de rémunérer des titres qui seraient apportés dans le cadre d'une offre publique d'échange**

L'Assemblée Générale, statuant en la forme extraordinaire, après avoir pris connaissance du rapport du Conseil d'Administration et du rapport spécial des Commissaires aux Comptes et conformément aux dispositions du code de commerce et notamment de son article L 225-129, ainsi que de ses articles L 225-148, L 225-150 et L 228-93 :

1. Annule l'autorisation conférée par l'Assemblée Générale Mixte des actionnaires réunie le 5 mai 2000 à l'effet de procéder à l'augmentation du capital social par émission, avec suppression du droit préférentiel de souscription, d'actions, de bons et/ou de valeurs mobilières donnant accès, immédiatement ou à terme, à des actions de la société.

2. Délègue au Conseil d'Administration les pouvoirs nécessaires à l'effet de procéder à l'augmentation du capital, en une ou plusieurs fois, dans la proportion et aux époques qu'il appréciera, sur le marché français et/ou international, en faisant publiquement appel à l'épargne, soit en euros, soit en monnaies étrangères, soit en toute autre unité de compte établie par référence à un ensemble de monnaies, par émission :

- par la société, d'actions, de bons et/ou de valeurs mobilières donnant accès, immédiatement ou à terme, à tout moment ou à date fixe, à des actions de la société, que ce soit par souscription, conversion, échange, remboursement, présentation d'un bon ou de toute autre manière ; étant précisé que ces titres pourront être émis à l'effet de rémunérer des titres qui seraient apportés à la société dans le cadre d'une Offre Publique d'Echange sur des titres répondant aux conditions fixées à l'article L 225-148 du code de commerce ;

- et/ou par l'une des sociétés dont Suez détient directement ou indirectement plus de la moitié du capital, et avec l'accord de cette dernière :

  ◊ soit d'obligations avec bons de souscription d'actions Suez,

  ◊ soit de toutes autres valeurs mobilières donnant droit par conversion, échange, remboursement, présentation d'un bon ou de toute autre manière, à l'attribution, à tout moment ou à date fixe, de titres qui, à cet effet, sont ou seront émis en représentation d'une quotité du capital de Suez ; étant précisé que ces valeurs mobilières pourront prendre la forme d'actions à bons de souscription d'actions, d'obligations convertibles en actions, d'obligations remboursables en actions ou toute autre forme qui ne serait pas incompatible avec les lois en vigueur.

3. Fixe à vingt-six mois à compter de la présente Assemblée Générale la durée de validité de la présente délégation.

4. Décide de fixer ainsi qu'il suit les limites des montants des émissions autorisées en cas d'usage par le Conseil d'Administration de la présente délégation de pouvoirs :

   a. le montant nominal maximal des actions qui pourront être ainsi émises, que ce soit directement ou sur présentation de titres représentatifs ou non de créances, ne pourra dépasser le plafond de 700 millions d'euros ou la contre-valeur de ce montant, auquel s'ajoutera la valeur nominale globale des actions à émettre éventuellement pour préserver les droits des titulaires de ces titres conformément à la loi ; étant précisé que sur ce montant s'imputera le montant nominal des actions émises, directement ou non, en vertu de la neuvième résolution de la présente Assemblée,

   b. le montant nominal maximal des valeurs mobilières représentatives de créances sur la société susvisées pouvant être ainsi émis ne pourra dépasser le plafond de 5 milliards d'euros ou la contre-valeur de ce montant ; étant précisé que sur ce montant s'imputera le montant nominal des titres de créances qui seront émis en vertu de la neuvième résolution de la présente Assemblée.

5. Décide de supprimer le droit préférentiel de souscription des actionnaires aux titres faisant l'objet de la présente résolution, ces titres pouvant être émis par la société elle-même ou une société dont elle détient directement ou indirectement plus de la moitié du capital, en laissant toutefois au Conseil d'Administration la faculté de conférer aux actionnaires, pendant un délai et selon les modalités qu'il fixera et pour tout ou partie d'une émission effectuée, une priorité de souscription ne donnant pas lieu à la création de droits négociables.

6. Décide que si les souscriptions des actionnaires et du public n'ont pas absorbé la totalité d'une émission de valeurs mobilières, le Conseil d'Administration pourra utiliser, dans l'ordre qu'il déterminera, l'une et/ou l'autre des facultés ci-après :

- limiter l'émission au montant des souscriptions sous la condition que celui-ci atteigne les trois-quarts au moins de l'émission décidée,

- répartir librement tout ou partie des titres non souscrits.

7. Prend acte que cette délégation emporte au profit des porteurs de valeurs mobilières autres que les bons autonomes de souscription d'actions et les obligations convertibles en actions, renonciation des actionnaires à leur droit préférentiel de souscription aux titres auxquels ces valeurs mobilières donnent droit ; décide, en cas d'émission de bons autonomes de souscription d'actions ou d'obligations convertibles en actions, de supprimer, en faveur de leurs porteurs, le droit préférentiel de souscription des actionnaires sur les titres auxquels ces valeurs mobilières donnent droit.

8. Décide que la somme revenant ou pouvant ultérieurement revenir à la société pour chacune des actions de numéraire émises ou à émettre dans le cadre de la présente délégation sera au moins égale à la valeur minimum fixée par la loi, soit actuellement la moyenne des premiers cours cotés de l'action sur la Bourse de Paris pendant 10 jours de bourse consécutifs choisis parmi les 20 derniers jours de bourse précédant le début de l'émission des actions et/ou titres qui y donnent droit, après, le cas échéant, correction de cette moyenne en cas de différence entre les dates de jouissance, étant précisé qu'en cas d'émission de bons autonomes de souscription d'actions de la société, la somme reçue par la société lors de la souscription des bons sera prise en compte dans ce calcul.

9. Décide que le Conseil d'Administration aura tous pouvoirs pour mettre en œuvre, dans les conditions fixées par la loi, la présente délégation, à l'effet notamment de :

   - arrêter les conditions de la ou des émissions, en accord, s'il y a lieu, avec les organes compétents des sociétés filiales ;

   - décider le montant à émettre, le prix d'émission ainsi que le montant de la prime qui pourra, le cas échéant, être demandée à l'émission ;

   - déterminer les dates et modalités d'émission, la nature et la forme des titres à créer, qui pourront notamment revêtir la forme de titres subordonnés ou non, à durée déterminée ou non, fixer le taux d'intérêt des titres d'emprunt, leur mode de remboursement y compris par voie d'échange ou de dation en paiement de tous biens ou valeurs, leur prix de remboursement fixe ou variable avec ou sans prime ;

   - déterminer le mode de libération des actions et/ou titres émis ;

   - décider que le solde de l'émission qui n'aurait pas pu être souscrit sera réparti à sa diligence totalement ou partiellement ou que le montant de l'émission sera limité au montant des souscriptions reçues, étant précisé que le Conseil d'Administration pourra utiliser, dans l'ordre qu'il jugera bon, les facultés ci-dessus ou l'une d'entre elles seulement ;

   - fixer, s'il y a lieu, les modalités d'exercice des droits attachés aux titres émis ou à émettre et, notamment, arrêter la date, même rétroactive, à compter de laquelle les actions nouvelles porteront jouissance, ainsi que toutes autres conditions et modalités de réalisation de l'émission ;

   - fixer les modalités, le cas échéant, de rachat ou d'échange des titres émis ou à émettre ;

   - prévoir la faculté de suspendre éventuellement l'exercice des droits attachés aux titres émis pendant un délai maximum de trois mois ;

   - plus particulièrement, en cas d'émission de titres à l'effet de rémunérer des titres apportés dans le cadre d'une OPE :

     ◊ arrêter la liste des titres apportés à l'échange,

     ◊ fixer les conditions d'émission, la parité d'échange ainsi que le montant de la soulte en espèces à verser,

◊ déterminer les modalités d'émission dans le cadre, soit d'une OPE, d'une offre alternative d'achat ou d'échange, soit d'une offre publique d'achat ou d'échange à titre principal, assortie d'une OPE ou OPA à titre particulier ;

- à sa seule initiative, imputer les frais des augmentations de capital social sur le montant des primes qui y sont afférentes et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation ;

- d'une manière générale, passer toute convention, notamment pour parvenir à la bonne fin de l'émission envisagée, prendre toutes mesures et effectuer toutes formalités utiles à l'émission et au service financier de ces titres émis en vertu de la présente délégation ainsi qu'à l'exercice des droits qui y sont attachés, constater la ou les augmentations de capital réalisées par l'usage de la présente délégation et modifier corrélativement les statuts.

<u>Onzième Résolution</u> - Autorisation à donner au Conseil d'Administration de réduire le capital social par annulation d'actions

L'Assemblée Générale, statuant en la forme extraordinaire, connaissance prise du rapport du Conseil d'Administration et du rapport spécial des Commissaires aux Comptes :

- autorise le Conseil d'Administration, pour une durée de dix-huit mois et en application de l'article L 225-209 du code de commerce, à réduire le capital, en une ou plusieurs fois, par annulation de tout ou partie des actions acquises par la société elle-même, dans la limite de 10 % du capital de la société par période de vingt-quatre mois ;

- confère tous pouvoirs au Conseil d'Administration pour :

  - procéder à cette ou ces réductions de capital,

  - en arrêter le montant définitif, en fixer les modalités et en constater la réalisation,

  - imputer la différence entre la valeur comptable des actions annulées et leur montant nominal sur tous postes de réserves et primes,

  - procéder à la modification corrélative des statuts et, généralement, faire le nécessaire,

le tout conformément aux dispositions légales en vigueur lors de l'utilisation de la présente autorisation.

<u>Douzième Résolution</u> - Autorisation à donner au Conseil d'Administration de procéder à l'émission d'actions réservées aux salariés adhérents à un Plan d'Epargne du Groupe Suez

L'Assemblée Générale, statuant en la forme extraordinaire, après avoir pris connaissance du rapport du Conseil d'Administration et du rapport spécial des Commissaires aux Comptes et conformément, d'une part, aux dispositions du code de commerce et, notamment, de ses articles L 225-129 et L 225-138 et, d'autre part des articles L 443-1 et suivants du code du travail :

- annule l'autorisation conférée par l'Assemblée Générale Mixte des actionnaires réunie le 11 juin 1998, d'augmenter le capital social en faveur des salariés adhérents d'un Plan d'Epargne ;

- autorise le Conseil d'Administration à augmenter, en une ou plusieurs fois, le capital social, dans le délai de cinq ans à compter du jour de la présente Assemblée, par l'émission d'actions à libérer en numéraire ;

- réserve la souscription de la totalité des actions à émettre aux salariés de la société et de certaines sociétés ou groupements d'intérêt économique qui lui sont liés au sens de l'article L 233-16 du code de commerce, adhérents à un Plan d'Epargne du Groupe et/ou à un plan partenarial d'épargne salariale volontaire, à l'exception des salariés adhérents au Plan d'Epargne de Groupe Etats-Unis, (les « Salariés ») ;

- autorise le Conseil d'Administration, dans le cadre fixé par la présente résolution, à attribuer des actions gratuites ou d'autres titres donnant accès à des actions, dans les limites prévues à l'article L 443-5 du code du travail ;

- décide que le nombre total d'actions qui seront souscrites et/ou attribuées en application de la présente résolution ne devra pas dépasser 3% du capital social, au jour de la décision du Conseil d'Administration ;

- supprime le droit préférentiel de souscription des actionnaires au profit des salariés auxquels l'augmentation de capital est réservée ;

- décide que le prix d'émission des actions nouvelles à émettre sera égal à 80% de la moyenne des cours d'ouverture de l'action Suez sur la Bourse de Paris aux 20 séances de bourse précédant le jour de la décision du Conseil d'Administration ou du Président, le cas échéant, fixant la date d'ouverture de la période de souscription, à l'augmentation de capital réservée aux Salariés ;

- délègue tous pouvoirs au Conseil d'Administration, avec faculté de subdélégation, pour :

  a. décider, à l'occasion de chacune de ces augmentations de capital si les actions doivent être souscrites directement par les Salariés ou si elles doivent l'être par l'intermédiaire de Fonds Communs de Placement ;

  b. décider, le cas échéant, l'attribution d'actions gratuites ou d'autres titres donnant accès à des actions, comme il est dit ci-dessus ;

  c. arrêter la date et les modalités des émissions qui seront réalisées en vertu de la présente autorisation, notamment : fixer le prix d'émission des actions nouvelles à émettre en respectant les règles définies ci-dessus, les dates d'ouverture et de clôture des souscriptions, les dates de jouissance, les délais de libération, dans la limite d'une durée maximale de trois ans, les possibilités de libération anticipée, ainsi que fixer éventuellement le nombre maximum d'actions pouvant être souscrit par salarié et par émission ;

  d. constater la réalisation des augmentations de capital à concurrence du montant des actions qui seront effectivement souscrites ;

  e. accomplir, directement ou par mandataire, toutes opérations et formalités ;

  f. apporter aux statuts les modifications corrélatives aux augmentations du capital social ;

  g. imputer les frais des augmentations de capital social sur le montant de la prime afférente à chaque augmentation et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation.

  h. et, généralement, faire le nécessaire.

Treizième Résolution - Autorisation à donner au Conseil d'Administration de procéder à l'émission d'actions réservées aux salariés adhérents à un Plan d'Epargne de Groupe Etats-Unis

L'Assemblée Générale, statuant en la forme extraordinaire, après avoir pris connaissance du rapport du Conseil d'Administration et du rapport spécial des Commissaires aux Comptes et conformément, d'une part, aux dispositions du code de commerce et, notamment, de son article L 225-138 et, d'autre part des articles L 443-1 et suivants du code du travail :

- autorise le Conseil d'Administration à augmenter, en une ou plusieurs fois, le capital social, dans le délai de cinq ans à compter du jour de la présente Assemblée, par l'émission d'actions à libérer en numéraire ;

- réserve la souscription de la totalité des actions à émettre aux salariés de certaines des sociétés du groupe Suez qui lui sont liées au sens de l'article L 233-16 du code de commerce, établies aux Etats-Unis, ayant adhéré au PEG octroyé par la Société, dont le contrat de travail est régi par le droit des Etats-Unis (les « Salariés Américains ») ;

- autorise le Conseil d'Administration, dans le cadre fixé par la présente résolution, à attribuer des actions gratuites ou d'autres titres donnant accès au capital, dans les limites prévues à l'article L 443-5 du code du travail ;

- décide que le nombre total d'actions qui seront souscrites en application de la présente résolution ne devra pas dépasser 0,50% du capital social, au jour de la décision du Conseil d'Administration ;

- décide que le prix d'émission des actions nouvelles à émettre sera égal au montant le plus élevé entre (i) 85% de la moyenne des cours d'ouverture de l'action Suez sur la Bourse de Paris lors des 20 séances de bourse précédant le jour de la décision émanant du Conseil d'Administration ou du Président, le cas échéant, fixant la date d'ouverture de la période de souscription à l'augmentation de capital réservée aux Salariés Américains et (ii) 85% du cours de bourse de l'action Suez le jour de la décision émanant du Conseil d'Administration ou du Président, le cas échéant, fixant la date d'ouverture de la période de souscription à l'augmentation de capital réservée aux Salariés Américains, dans la limite d'un montant égal à 100% de la moyenne des cours d'ouverture de l'action Suez durant les 20 séances de bourse précédant le jour de la décision émanant du Conseil d'Administration ou du Président, le cas échéant, fixant la date d'ouverture de la période de souscription à l'augmentation de capital réservée aux Salariés Américains ;

- supprime le droit préférentiel de souscription des actionnaires au profit des Salariés Américains ;

- délègue tous pouvoirs au Conseil d'Administration, avec faculté de subdélégation, pour :

  a. décider, à l'occasion de chacune de ces augmentations de capital si les actions doivent être souscrites directement par les Salariés Américains ou si elles doivent l'être par l'intermédiaire de Fonds Communs de Placement ;

  b. décider, le cas échéant, l'attribution d'actions gratuites comme il est dit ci-dessus ;

  c. arrêter la date et les modalités des émissions qui seront réalisées en vertu de la présente autorisation, notamment, déterminer le montant exact du prix des actions en fonction du cadre fixé par l'Assemblée Générale des actionnaires dans la présente résolution, les dates d'ouverture et de clôture des souscriptions, les dates de jouissance, les délais de libération, dans la limite d'une durée maximale de trois ans, les possibilités de libération anticipée, ainsi que fixer éventuellement le nombre maximum d'actions pouvant être souscrit par salarié et par émission ;

d. constater la réalisation des augmentations de capital à concurrence du montant des actions qui seront effectivement souscrites ;

e. accomplir, directement ou par mandataire, toutes opérations et formalités ;

f. apporter aux statuts les modifications corrélatives aux augmentations du capital social ;

g. imputer les frais des augmentations de capital social sur le montant de la prime afférente à chaque augmentation et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation ;

h. et, généralement, faire le nécessaire.

Quatorzième Résolution - Autorisation à donner au Conseil d'Administration d'augmenter le capital social, avec suppression du droit préférentiel de souscription, en faveur de la société Spring Multiple 2002 SCA

NOTA IMPORTANT :

Les salariés, éligibles à l'une quelconque des formules multiples de l'opération Spring 2002, des filiales étrangères du groupe Suez situées dans les pays suivants :

Allemagne, Argentine, Australie, Belgique, Brésil, Canada, Chili, Espagne, Etats-Unis, Hong Kong, Hongrie, Indonésie, Luxembourg, Macao, Malaisie, Maroc, Nouvelle-Calédonie, Pays-Bas, Pologne, Polynésie Française, Portugal, Principauté de Monaco, République Tchèque, Royaume-Uni, Slovaquie, Suède, Suisse, Thaïlande,

qui seraient actionnaires de Suez à la date de la présente Assemblée et qui souhaiteraient y participer ou s'y faire représenter, doivent impérativement ne pas prendre part au vote de la quatorzième résolution s'ils souhaitent pouvoir ultérieurement souscrire à l'une quelconque des formules multiples de l'opération Spring 2002.

L'Assemblée Générale, statuant en la forme extraordinaire, après avoir pris connaissance du rapport du Conseil d'Administration, de la note d'opération préliminaire relative à la présente opération visée par la COB le 8 février 2002 mise à la disposition des actionnaires dans les conditions visées à l'article 139 du décret n°67-236 du 23 mars 1967 et du rapport spécial des Commissaires aux Comptes, ainsi que du rapport de l'Expert Indépendant :

- autorise le Conseil d'Administration à augmenter le capital social, en une ou plusieurs fois, pour une durée d'un an à compter de la présente Assemblée, d'un montant nominal maximum de 22.700.000 euros par l'émission d'un nombre maximum de 11.350.000 actions nouvelles de 2 euros nominal chacune. Le montant définitif de l'augmentation de capital sera fixé comme suit :

$$10[x + y + z] + 9 [a + b]$$

où x, y, z, a et b représentent, après réductions éventuelles :

◊ « x », le montant des souscriptions des salariés au capital de Spring Multiple 2002 SCA.

◊ « y », le montant des souscriptions des salariés au capital de Spring Multiple 2002 A SCA.

◊ « z », le montant des souscriptions des salariés au capital de Spring Multiple 2002 B SCA.

◊ «a», le montant des souscriptions au titre de la formule multiple telle que décrite dans le rapport du Conseil d'Administration et la note d'opération précitée des salariés titulaires d'un contrat de travail régi par les droits australien, canadien, hollandais, polonais, suédois et thaïlandais au capital de Suez dans le cadre de la douzième résolution.

◊ «b», le montant des souscriptions des Salariés Américains au capital de Suez dans le cadre de la treizième résolution.

- décide que le montant des souscriptions de chaque salarié ne pourra excéder le montant indiqué dans le rapport du Conseil d'Administration et qu'en cas d'excès des souscriptions des salariés, celles-ci seront réduites conformément aux indications figurant dans ce rapport ;

- décide de supprimer le droit préférentiel de souscription des actionnaires et de réserver la souscription de la totalité des actions à émettre à la société Spring Multiple 2002 SCA, société en commandite par actions de droit luxembourgeois, au capital de 31.000 euros, ayant son siège social au 3, avenue Pasteur, L – 2311 Luxembourg, immatriculée au registre du commerce et des sociétés de Luxembourg sous le n° B 81.161 ;

- décide que le prix d'émission des actions nouvelles sera identique à celui des actions émises dans le cadre de la prochaine augmentation de capital au bénéfice des Salariés en application de la douzième résolution et qui sera égal à 80 % de la moyenne des cours d'ouverture de l'action Suez sur la bourse de Paris lors des 20 séances de bourse précédant le jour de la décision émanant du Conseil d'Administration ou du Président, le cas échéant, fixant la date d'ouverture de la période de souscription à l'augmentation de capital réservée aux salariés ;

- annule l'autorisation donnée par l'Assemblée Générale Mixte du 4 mai 2001 dans sa trente-deuxième résolution et la remplace par la présente autorisation ;

- confère tous pouvoirs au Conseil d'Administration, notamment pour :

  a. arrêter la ou les dates et les modalités des émissions qui seront réalisées en vertu de la présente autorisation, notamment : fixer le nombre des actions nouvelles à émettre, en application des principes et critères objectifs précédemment visés, leur date de jouissance, même rétroactive, le prix d'émission en respectant les règles définies ci-dessus,

  b. décider, le cas échéant, que le montant de l'augmentation de capital ou de chaque augmentation de capital sera limité au montant de chaque souscription reçue par Suez, en respectant les dispositions légales et réglementaires applicables ;

  c. conclure tous accords, accomplir, directement ou par mandataire, toutes opérations et formalités,

  d. apporter aux statuts de Suez les modifications corrélatives aux augmentations du capital,

  e. imputer les frais des augmentations de capital social sur le montant des primes afférentes à ces augmentations, prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après augmentation,

f. et, généralement, faire le nécessaire.

Quinzième Résolution - **Approbation du Plan d'Epargne de Groupe Etats-Unis ("PEG US") octroyé par Suez en vue de permettre aux salariés des sociétés américaines de souscrire aux augmentations de capital qui seraient décidées dans le cadre de l'autorisation conférée par la treizième résolution de la présente Assemblée**

L'Assemblée Générale, statuant en la forme extraordinaire, après avoir pris connaissance du rapport du Conseil d'Administration :

- approuve, pour les besoins du respect des conditions visées à l'article 423 du code général des impôts américains (*Rule 423 of the Internal Revenue Code*), le PEG US qui a été mis à la disposition des actionnaires dans les conditions visées à l'article 139 du Décret n° 67-236 du 23 mars 1967, permettant aux salariés des sociétés de droit des Etats-Unis détenues, directement ou indirectement, par Suez et figurant en annexe du PEG US, ou qui seront détenues par Suez avant une date limite qui sera fixée par le Conseil d'Administration, de participer aux augmentations de capital qui seront décidées, dans le cadre de l'autorisation consentie par les actionnaires aux termes de la treizième résolution de la présente Assemblée.

Seizième Résolution - **Pouvoirs pour l'exécution des décisions de l'Assemblée et pour les formalités**

L'Assemblée Générale, statuant en la forme extraordinaire, donne tous pouvoirs au porteur d'un original, d'une copie ou d'un extrait du procès-verbal de la présente Assemblée pour effectuer tous dépôts et formalités où besoin sera.

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Tous les actionnaires, quel que soit le nombre d'actions qu'ils détiennent, pourront prendre part aux délibérations de l'Assemblée.

Les actionnaires peuvent également se faire représenter par leur conjoint ou par un mandataire lui-même actionnaire.

Toutefois, seront seuls admis à cette Assemblée ou à s'y faire représenter les actionnaires qui auront, au préalable, justifié de cette qualité :

- en ce qui concerne leurs actions nominatives : par leur inscription au Crédit Agricole Investors Services/CT en compte nominatif pur ou nominatif administré, un jour au moins avant la date de l'Assemblée,

- en ce qui concerne leurs actions au porteur inscrites en compte : en faisant justifier, dans le même délai, leur immobilisation jusqu'à la date de l'Assemblée par l'intermédiaire financier, teneur de compte, auprès du Service des Titres du Crédit Agricole Investors Services/CT.

Les demandes d'inscription de projets de résolutions à l'ordre du jour par des actionnaires, ayant justifié dans les conditions légales de la possession ou de la représentation de la fraction du capital exigé, devront être adressées au siège social, par lettre recommandée avec demande d'avis de réception, dans le délai de dix jours à compter de la publication du présent avis (articles 128 et 130 du Décret du 23 mars 1967).

Un formulaire de vote par correspondance ou par procuration sera adressé directement par le Crédit Agricole Investors Services/CT aux actionnaires nominatifs. Les actionnaires au porteur pourront obtenir ce formulaire du Crédit Agricole Investors Services/CT, à compter de la date de convocation de l'assemblée, par demande faite par lettre recommandée avec demande d'avis de réception. Cette lettre devra être reçue au Service Assemblées du Crédit Agricole Investors Services/CT, au plus tard six jours avant la date de réunion de cette assemblée.

Le Conseil d'Administration